                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of January 2014

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    [X]      Form 40-F    [_]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    [_]      No    [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Representative Director, President
                                            and Chief Executive Officer
                                            (principal executive officer)

January 31, 2014

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                                                                          [LOGO]
                                                                            FASF

                                                                January 31, 2014

                       Company Name          Ricoh Company, Ltd.
                       President and C.E.O.  Zenji Miura
                       (Code Number:  7752 First  Section of the Tokyo Stock
                       Exchange, Nagoya  Stock  Exchange  Inc.,   Fukuoka  Stock
                       Exchange,   and Sapporo Securities Exchange)
                       Contact: Yutaka Kaneko, General Manager, PR Department Tel. 03-6278-5228

  NOTIFICATION REGARDING VOLUNTARY ADOPTION OF INTERNATIONAL FINANCIAL REPORTING
                                STANDARDS (IFRS)

At the today's meeting of the Board of Directors, it was resolved that Ricoh Company, Ltd. will voluntarily adopt the International Financial Reporting Standards ("IFRS") for the consolidated financial statements of annual report under Financial Instruments and Exchange Law from the fiscal year ending March 31, 2014, in place of the United States Generally Accepted Accounting Principles ("U.S.GAAP") previously adopted.

The consolidated financial statements for the purpose of flash report and annual report required under Company Act for the fiscal year ending March 31, 2014 will be prepared in accordance with U.S.GAAP.

We have decided on voluntary adoption of IFRS to the timing of the start of our new medium-term management plan on April 1, 2014, as we concluded that an implementation of IFRS as a global standard and unifying accounting standards across the group will enable the company to enhance accuracy for the management of the entire group.

Our anticipated schedule toward the voluntary adoption of IFRS at the end of FY2013 is as follows:


Fiscal year                            Disclosure items                           Accounting
                                                                                  standards
---------------------------------------------------------------------------------------------
FY2013               From 1st quarter  Quarterly report                           U.S.GAAP
(Fiscal year ending  to 3rd quarter    Quarterly securities report
March 31, 2014)

                                       Flash report,                              U.S.GAAP
                                       Annual report required under Company Act
                     Year end
                                       Annual report under Financial Instruments  IFRS
                                       and Exchange Law

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